Exhibit 99.26

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

October 1, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 59,780,539

TRADING REVIEW

Vancouver, BC – October 1, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”), Western Wind Energy Corp. would like to report that on September 29, the Company, on behalf of its shareholders, has notified the Investment Industry Regulatory Organization of Canada (“IIROC”) of the obvious pre-conditioned trading activity that has been occuring for the past several months. The main complaint from shareholders is the copious amounts of matched trades occuring on a daily basis, with the emphasis being on downward price trading after real-time market orders.

This trading occurs almost daily, and also after significant positive material news announcements. The large number of very small trades on a daily basis are uniquely matched as equal buy/sell amounts. On an arm’s length basis, it is highly unlikely, if not impossible, for individual purchase and sell orders to be coincidentally matched and timed by independent and arm’s length Buyers and Seller’s.

In the Company’s complaint to IIROC of this trading pattern, the Company informed IIROC, that it has been made aware in the past few days, that a certain party would like to make a take-over bid of certain or all of the assets of the Company. The suggested offer price to the Company is above the current market price but below the independent valuation amount that was announced on August 8, 2011.

After recently receiving this information, and reflecting upon the numerous complaints by the Company’s shareholders of this obvious and dubious trading activity, the Company feels that it is in the public’s interest to acknowledge and report these events. It is in Management’s direct knowledge that a certain sub-set of market participants have recently acquired a substantial position of the Company’s shares. Responsibility for down-trading and match trading the share price to condition Management or the public into accepting the take-over offer can easily be determined by the numerous tools and resources available to IIROC. Some of these market participants have different named entities but ultimately, have mind and control within the same premises.

It is not in the public’s interest, nor the interest of Western Wind shareholders, whether retail or large institutional reporting shareholders, to have certain market participants take on a large recent share position, and use this position to pre-condition the market, at any time, or within the time-frame of a potential take-over offer, whether implied or inferred.

The take-over candidate was confirmed by a known TSX-V member. Western Wind has asked IIROC to pass its findings to the British Columbia Securities Commission.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.